EXHIBIT 99.2

RADCOM LTD.
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NOTICE OF EXTRAORDINARY GENERAL MEETING OF SHAREHOLDERS
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Notice is hereby given that an Extraordinary General Meeting of Shareholders (the "Meeting") of Radcom Ltd. will be held on Wednesday, January 8, 2014 at 3:00 p.m. (Israel time), at our offices located at 24 Raoul Wallenberg Street, Tel Aviv, Israel.

Throughout this Notice of Extraordinary General Meeting of Shareholders and the enclosed Proxy Statement, we use terms such as "Radcom", "we", "us", "our", "our company" “the company” and “the Company” to refer to Radcom Ltd. and terms such as "you" and "your" to refer to our shareholders.

The agenda of the Meeting will be as follows:

(1)	To approve our company’s Compensation Policy for its executive officers and directors, as required under a recent amendment to Israeli law;

(2)	To approve the bonus formula for each of the years 2013-2015, for our President and Chief Executive Officer;

(3)	To approve amendments to our Articles of Association; and

(4)	To transact such other business as may properly come before the Meeting or any adjournment thereof.

The Board of Directors recommends a vote FOR approval of all matters to be voted upon at the Meeting.

Shareholders of record at the close of business on December 9, 2013 are entitled to notice of, and to vote at, the Meeting and any adjournment or postponement thereof. You are cordially invited to attend the Meeting in person.

Whether or not you plan to attend the Meeting, you are urged to promptly complete, date and sign the enclosed proxy and to mail it in the enclosed envelope, which requires no postage if mailed in the United States. Return of your proxy does not deprive you of your right to attend the Meeting, to revoke the proxy or to vote your shares in person.

Joint holders of shares should take note that, pursuant to Article 32(d) of our Articles of Association, the vote of the senior holder of the joint shares who tenders a vote, in person or by proxy, will be accepted to the exclusion of the vote(s) of the other joint holder(s).  For this purpose seniority will be determined by the order in which the names stand in our Register of Members.

By Order of the Board of Directors, Zohar Zisapel Chairman of the Board of Directors

Dated: December 4, 2013

RADCOM LTD.
24 RAOUL WALLENBERG STREET
TEL AVIV 69719, ISRAEL
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PROXY STATEMENT
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EXTRAORDINARY GENERAL MEETING OF SHAREHOLDERS

This Proxy Statement is furnished to the holders of our ordinary shares, NIS 0.20 nominal value ("Ordinary Shares"), in connection with the solicitation by our Board of Directors ("Board of Directors") of proxies for use at Radcom’s Extraordinary General Meeting of Shareholders (the "Meeting"), or at any adjournment thereof, pursuant to the accompanying Notice of Extraordinary General Meeting of Shareholders.  The Meeting will be held on Wednesday, January 8, 2014 at 3:00 p.m. (Israel time), at our offices located at 24 Raoul Wallenberg Street, Tel Aviv, Israel.

Throughout this Proxy Statement, we use terms such as "Radcom", "we", "us", "our" and "our company" to refer to Radcom Ltd. and terms such as "you" and "your" to refer to our shareholders.

It is proposed that at the Meeting, resolutions be adopted as follows:

(1)	To approve our company’s Compensation Policy for its executive officers and directors, as required under a recent amendment to Israeli law;

(2)	To approve the bonus formula for each of the years 2013-2015 for our President and Chief Executive Officer;

(3)	To approve amendments to our Articles of Association; and

(4) To transact such other business as may properly come before the Meeting or any adjournment

We are currently not aware of any other matters that will come before the Meeting.  If any other matters properly come before the Meeting or any adjournment thereof, the persons designated as proxies intend to vote in accordance with their judgment on such matters.

You may elect to vote your Ordinary Shares once, either by attending the Meeting in person or by a duly executed proxy as detailed below.

A form of proxy for use at the Meeting and a return envelope for the proxy are enclosed.  You may revoke the authority granted by your execution of proxies at any time before the exercise thereof by filing with us a written notice of revocation or duly executed proxy bearing a later date, or by voting in person at the Meeting. Unless otherwise indicated on the form of proxy, Ordinary Shares represented by any proxy in the enclosed form, if the proxy is properly executed and received by us not less than 48 hours prior to the time fixed for the Meeting, will be voted in favor of all the matters to be presented at the Meeting, as described above.  On all matters considered at the Meeting, abstentions and broker non-votes will be treated as neither a vote "for" nor "against" the matter, although they will be counted in determining whether a quorum is present.

Proxies for use at the Meeting are being solicited by our Board of Directors. Only shareholders of record at the close of business on December 9, 2013 will be entitled to vote at the Meeting and any adjournments or postponements thereof.  Proxies will be mailed to shareholders on or about December 11, 2013 and will be solicited chiefly by mail. However, certain of our officers, directors, employees and agents, none of whom will receive additional compensation in connection therewith, may solicit proxies by telephone, telegram or other personal contact. We will bear the cost for the solicitation of the proxies, including postage, printing and handling, and will reimburse the reasonable expenses of brokerage firms and others for forwarding material to beneficial owners of Ordinary Shares.

OUTSTANDING VOTING SECURITIES AND VOTING RIGHTS

We had outstanding on December 3, 2013, 7,933,927 Ordinary Shares.  Each Ordinary Share that will be outstanding at the close of business on December 9, 2013 will be entitled to one vote upon each of the matters to be presented at the Meeting. Two or more shareholders holding Ordinary Shares conferring in the aggregate at least one-third (1/3) of our voting power, present in person or by proxy and entitled to vote, will constitute a quorum at the Meeting.

BENEFICIAL OWNERSHIP OF SECURITIES BY CERTAIN
BENEFICIAL OWNERS AND MANAGEMENT

The following table sets forth certain information regarding the beneficial ownership of our Ordinary Shares as of December 3, 2013 by (i) each person or entity known to beneficially own more than five percent (5%) of our Ordinary Shares based on information provided to us by the holders or disclosed in public filings with the Securities and Exchange Commission (the "SEC"), and (ii) all directors and executive officers as indicated below, based on information provided to us by the holders or disclosed in public filings with the SEC. The percentage of outstanding Ordinary Shares is based on 7,933,927 Ordinary Shares outstanding as of December 3, 2013.

Name	Number of Ordinary Shares Beneficially Owned (1)	Percentage of Outstanding Ordinary Shares (2)
Zohar Zisapel (3)	2,382,434	29.02%
Yehuda Zisapel (4)	506,790	6.39%
David Ripstein (5)	213,734	2.63%
All directors and executive officers as a group, except Zohar Zisapel and David Ripstein, (8 persons) (6)	272,248	3.33%

(1)
Except as otherwise noted and subject to applicable community property laws, each person named in the table has sole voting and investment power with respect to all Ordinary Shares listed as owned by such person.  Ordinary Shares beneficially owned include Ordinary Shares that may be acquired pursuant to options to purchase Ordinary Shares that are exercisable within 60 days of December 3, 2013.

(2)
For determining the percentage owned by each person or group, Ordinary Shares for each person or group includes Ordinary Shares that may be acquired by such person or group pursuant to options to purchase Ordinary Shares that are exercisable within 60 days of December 3, 2013.  The number of outstanding Ordinary Shares does not include 5,189 Ordinary Shares held by RADCOM Equipment, Inc., our wholly owned subsidiary and 30,843 Ordinary Shares that were repurchased by us. On May 6, 2008, our shareholders approved a one-to-four reverse share split, which we affected in June 2008.

(3)
Includes (i) 1,992,673 ordinary shares held of record by Mr. Zohar Zisapel, (ii) 44,460 ordinary shares held by RAD Data Communications Ltd. ("RDC"), an Israeli company, (iii) 13,625 ordinary shares held by Klil & Michael Holdings (93) Ltd., an Israeli company wholly owned by Mr. Zohar Zisapel, (iv) 56,139 ordinary shares held of record by Lomsha Ltd., an Israeli company wholly owned by Mr. Zohar Zisapel, (v) 140,000 ordinary shares issuable upon exercise of options, with an average exercise price per share of $5.76, expiring between the years 2013 and 2018, and (vi) .  The options and warrants listed above are exercisable currently or within 60 days of December 3, 2013. Mr. Zohar Zisapel is a principal shareholder and Chairman of the Board of Directors of RDC.  Mr. Zohar Zisapel and his brother, Mr. Yehuda Zisapel, have shared voting and dispositive power with respect to the shares held by RDC.  This information is based on information provided by Mr. Zohar Zisapel, and based on Mr. Zohar Zisapel's Schedules 13D/A filed with the SEC on February 27, 2012 and on February 19, 2013.

(4)
Includes (i) 234,740 ordinary shares held of record by Mr. Yehuda Zisapel, (ii) 44,460 ordinary shares held of record by RDC, an Israeli company, and (iii) 227,590 ordinary shares held of record by Retem Local Networks Ltd., an Israeli company.  Mr. Yehuda Zisapel and his brother, Mr. Zohar Zisapel, have shared voting and dispositive power with respect to the shares held by RDC.  Mr. Yehuda Zisapel is a principal shareholder and director of each of RDC and Retem Local Networks Ltd. and, as such, Mr. Yehuda Zisapel may be deemed to have voting and dispositive power over the ordinary shares held by such companies.  Mr. Yehuda Zisapel disclaims beneficial ownership of these ordinary shares except to the extent of his pecuniary interest therein. This information is based on Mr. Yehuda Zisapel’s Schedule 13G/A, filed with the SEC on February 14, 2007.

(5)
Includes (i) 12,471 Ordinary Shares, (ii) 195,289 Ordinary Shares issuable upon exercise of options, which expire between the years 2013 and 2017 and (iii) 5,974 Ordinary Shares issuable upon exercise of warrants, with an exercise price per share of $3.49, exercisable within 60 days of December 3 ,2013.

(6)
Each of the directors and executive officers not separately identified in the above table beneficially owns less than 1% of our outstanding Ordinary Shares (including options or warrants held by each such party, which are vested or shall become vested within 60 days of December 3, 2013) and have, therefore, not been separately disclosed. The amount of Ordinary Shares is comprised of 272,248 Ordinary Shares issuable upon exercise of options and warrants exercisable within 60 days of December 3, 2013.

ITEM 1 – APPROVAL OF COMPENSATION POLICY FOR OUR EXECUTIVE OFFICERS
AND DIRECTORS

Under a recent amendment to the Israeli Companies Law, 5759-1999 ("Amendment No. 20" and the "Companies Law", respectively), all public companies are required to adopt a policy governing the compensation of "Office Holders". The Companies Law defines the term "office holder" of a company to include a director, the chief executive officer, the chief financial officer and any manager who is directly subordinate to the chief executive officer.

In general, every Office Holder’s terms of compensation – including fixed remuneration, bonuses, equity compensation, retirement or termination payments, indemnification, liability insurance and the grant of an exemption from liability –must comply with the compensation policy. In addition, the terms of compensation of directors, the Chief Executive Officer, and any employee or service provider who is considered a "Controlling Shareholder" according to the Companies Law must also be approved separately by shareholders, after the approval of the compensation committee and the board of directors.

Our Compensation Committee has examined the factors set forth in Amendment No. 20 and has formulated a proposed Compensation Policy for Executive Officers and Directors in the form attached hereto as Appendix A (the "Policy"). Our Board of Directors then considered and approved the Policy, following its own examination of the compensation factors set forth in the Companies Law, and is recommending the Policy to the shareholders at the Meeting for their approval. If approved, the Policy shall serve as our compensation policy for all of our executive officers and directors following the date of the Meeting. According to the Companies Law, even if the shareholders do not approve the Policy, the Compensation Committee and the Board of Directors may thereafter approve the proposal, provided that they have determined based on detailed reasoning and a re-evaluation of the Policy, that the Policy is in the best interests of the Company despite the opposition of the shareholders.

Pursuant to the Companies Law, a compensation policy is required to be approved by the board of directors, following the recommendation of the compensation committee, and the shareholders (by a special majority), in that order, at least once every three years.

Our Compensation Committee and Board of Directors have approved the Policy on December 1, 2013.

At the Meeting, you will be asked to approve the Policy.

 Summary of the Compensation Policy

The following is a summary of the Policy and is qualified by reference to the full text thereof, a copy of which is attached to this Proxy Statement as Appendix A.

Objectives: To attract, motivate and retain highly skilled and experienced personnel who will provide leadership for our company’s success and enhance shareholder value, while supporting a performance culture that is based on merit, and differentiates and rewards excellent performance in the long term, and recognizes our company’s values.

Compensation instruments: Includes base salary; benefits and perquisites; cash bonuses; equity-based awards; and retirement and termination arrangements.

Ratio between fixed and variable compensation: We aim to balance the mix of fixed compensation (base salary, benefits and perquisites) and variable compensation (cash bonuses and equity-based awards) pursuant to the ranges set forth in the Policy in order, among other things, to appropriately incentivize officers to meet our goals while considering our management of business risks.

Internal compensation ratio:  In the process of composing the Policy, we examined the ratio between overall compensation of our officers and the average and median salary of our other employees (including employee-contractors and agency contractors). The possible ramifications of the ratio on the work environment in our company were examined in order to ensure that levels of executive compensation, as compared to the overall workforce will not have a negative impact on work relations in our company.

Base salary, benefits and perquisites: The Policy provides guidelines and criteria for determining base salary, benefits and perquisites for executive officers.

Cash bonuses: Our policy is to allow annual cash bonuses, which may be awarded to executive officers pursuant to the guidelines and criteria, including caps, set forth in the Policy.

"Clawback": In the event of an accounting restatement, we shall be entitled to recover from executive officers bonus compensation in the amount of the excess over what would have been paid under the accounting restatement, with a two-year look-back.

Equity-based awards: Our policy is to provide equity-based awards in the form of stock options, restricted stock units and other forms of equity, which may be awarded to executive officers pursuant to the guidelines and criteria, including minimum vesting period, set forth in the Policy.

Retirement and termination: The Policy provides guidelines and criteria for determining retirement and termination arrangements of executive officers, including limitations thereon.

Exculpation, indemnification and insurance: The Policy provides guidelines and criteria for providing directors and executive officers with exculpation, indemnification and insurance, as permitted by the Companies Law.

Directors: The Policy provides guidelines for the compensation of our directors in accordance with applicable regulations promulgated under the Companies Law, and for equity-based awards that may be granted to directors pursuant to the guidelines and criteria, including minimum vesting period, set forth in the Policy.

Applicability: The Policy will apply to all compensation agreements and arrangements that will be approved after the date on which the Policy is approved by our shareholders.

Review: The Compensation Committee and the Board of Directors shall review and reassess the adequacy of the Policy from time to time, as required by the Companies Law.

Required Approval

The affirmative vote of a majority of the Ordinary Shares present, in person or by proxy, and voting on the matter is required for the approval of the Policy, provided that either (i) at least a majority of the Ordinary Shares voted on the matter by non-controlling shareholders or by shareholders who do not have a personal interest in the resolution, are voted in favor of the Policy or (ii) the total number of Ordinary Shares of non-controlling shareholders or of shareholders who do not have a personal interest in the resolution voted against the Policy, does not exceed two percent of the outstanding voting power in our company.

The Companies Law requires that each shareholder voting on this proposal indicate whether or not the shareholder has a personal interest. Otherwise, the shareholder is not eligible to vote on this proposal. All of our directors and officers are deemed to have a "personal interest" in this matter. Under the Companies Law, a "personal interest" of a shareholder (i) includes a personal interest of any members of the shareholder’s family (or spouses thereof) or a personal interest of an entity with respect to which the shareholder (or such family member) serves as a director or chief executive officer, owns at least 5% of its outstanding share capital or voting power or has the right to appoint a director or chief executive officer, and (ii) excludes an interest arising solely from the ownership of our Ordinary Shares.  According to the Companies Law, even if the shareholders do not approve the Policy, the Compensation Committee and the Board of Directors may thereafter approve the proposal, provided that they have determined based on detailed reasoning and a re-evaluation of the Policy, that the Policy is in the best interests of the Company despite the opposition of the shareholders.

Since it is highly unlikely that any of our public shareholders has a personal interest in this matter and to avoid confusion in the voting and tabulation processes, the enclosed form of proxy includes a certification that you do not have a personal interest in this proposal. If you have a personal interest, please contact the Company's CFO, at +972-777745060 for instructions on how to vote your Ordinary Shares and indicate that you have a personal interest or, if you hold your Ordinary Shares in "street name", you may also contact the representative managing your account, who would then contact us on your behalf.

Proposed Resolution

At the Meeting, it is proposed that the following resolution be adopted:

"RESOLVED, that the Compensation Policy, as set forth in Appendix A to this Proxy Statement, be, and it is, hereby approved."

The Board of Directors recommends a vote FOR approval of the proposed resolution.

ITEM 2 - APPROVAL OF THE BONUS FORMULA FOR EACH OF THE YEARS 2013-2015,
FOR OUR PRESIDENT AND CHIEF EXECUTIVE OFFICER

Background

Under the Companies Law, as recently amended, the terms of compensation, including the grant of an annual bonus, of a chief executive officer or a director of a company incorporated under the laws of Israel whose shares are listed for trade on a stock exchange or have been offered to the public in or outside of Israel, such as Radcom, require the approval of the Compensation Committee, the Board of Directors and, subject to certain exceptions, the shareholders.

Proposed Terms of Annual Bonus for each of the years 2013-2015

In light of the recent changes to the Companies Law, our Compensation Committee and Board of Directors have approved on December 1, 2013, respectively, that for each of the following three years, i.e., 2013, 2014 and 2015, the annual bonus of our President and Chief Executive Officer shall be granted in accordance with the milestones and criteria set forth below.

The annual bonus of our Chief Executive Officer will be based on the aggregation of the following 3 independent components:

1.	Measureable results of the company
2.	Qualitative, non-measureable criteria
3.	Special Transactions

1.
Measureable Results - The annual bonus based on measurable results of the company, shall be according to the achievement of the applicable metrics in the table below (“Measurable Results Annual Bonus”), with the target bonus (i.e. for 100% performance) being 0.5 annual base salaries of our Chief Executive Officer.

Annual weighing of metrics:

 “Revenue Target” shall mean achievement of the revenues target set in the annual budget of the company approved by the Board of Directors for the applicable year (the "Annual Budget"), and will entitle our Chief Executive Officer to 40% of the Measurable Results Annual Bonus; and

“Operating Income Target” shall mean achievement of the operating income target set in the Annual Budget, and will entitle our Chief Executive Officer to 40% of the Measurable Results Annual Bonus; and

“Booking Target” shall mean achievement of the booking target set in the Annual Budget, and will entitle our Chief Executive Officer to 20% of the Measurable Results Annual Bonus.

Target thresholds within each of the aforesaid revenues, operating income and booking metrics and ranges of Measurable Results Annual Bonus payout (out of the applicable portion of the Measurable Results Annual Bonus assigned to such metric) will be according to the table below:

Achievement/Overachievement of the Revenue Target (straight line between the steps)		Achievement/Overachievement of the Operating Income Target (straight line between the steps)		Achievement/Overachievement of the Booking Target (straight line between the steps)
Performance	Payment	Performance	Payment	Performance	Payment
80-100%	0-100%	0-100%	0-100%	80-100%	0-100%
101-180%	105-500%	101-300%	102-500%	101-180%	105-500%
Over 180%	500%	Over 300%	500%	Over 180%	500%

If the Revenue Target’s performance is below 80%, or if the Booking Target’s performance is below 80%, then the Measurable Results Annual Bonus for the relevant target shall be equal to 0. If the Operating Income Target’s performance is below zero, then the total Measurable Results Annual Bonus shall be equal to 0.

In the event of overachievement of the abovementioned Operating Income Target, the payment for that component over the target bonus (i.e. 100% performance of that target) shall be capped at 5% of the incremental operating income achieved.

2.
Non-measureable - An amount of up to 0.4 annual base salaries of our Chief Executive Officer may be based on qualitative, non-measureable criteria, according to the discretion of our Compensation Committee and the Board of Directors.

3.
Special Transactions - The annual bonus based on special activities, such as fund raising and mergers and acquisitions, shall be up to 0.75 annual base salaries of our Chief Executive Officer, according to parameters set by our Board of Directors.

        Cap: The total annual bonus will not exceed in any event the amount of 2.5 annual base salaries of our Chief Executive Officer.

Adjustments: Our Board of Directors, following recommendation and approval of our Compensation Committee, may adjust the annual targets set in the Annual Budget in case of extraordinary targets or events that may occur during the relevant fiscal year.

In approving the aforesaid proposed annual bonus, our Compensation Committee and Board of Directors considered various factors, including, among other things, the educational and professional experience of our Chief Executive Officer; his responsibilities and duties; comparable executive compensation in our industry; his past performance and expected contribution to our future growth and profitability; the other elements of compensation, including equity based compensation, payable (or proposed to be payable) to him, as well as certain other factors set forth in the Companies Law and our proposed Compensation Policy for Executive Officers and Directors described in Item 1 above.

The Proposed Resolution

It is proposed that at the Meeting the following resolution be adopted:

“RESOLVED, that for a period of three years, starting with respect to the 2013 fiscal year, the annual bonus of the Chief Executive Officer, as described in the company’s Proxy Statement dated December 4, 2013, be, and the same hereby is, approved; it being understood that, subject to the milestone and criteria described therein, the Compensation Committee, subject to approval of the Board of Directors, will have the final authority to determine whether the Chief Executive Officer is entitled to any portion of the annual bonus, without a requirement for further shareholder approval.”

Required Approval

The affirmative vote of the holders of a majority of the voting power represented at the Meeting, in person or by proxy, and voting on this matter, is required for the approval of this matter; provided that either (i) the shares voted in favor of the above resolution include a majority of the shares voted by shareholders who are not “controlling shareholders” or do not have a "personal interest" in such matter (as such terms are defined in the Companies Law) or (ii) the total number of shares voted against such matter by the disinterested shareholders described in clause (i) does not exceed 2% of the Company’s voting power.

The Companies Law requires that each shareholder voting on this proposal indicate whether or not the shareholder has a personal interest. Otherwise, the shareholder is not eligible to vote on this proposal. Our Chief Executive Officer is deemed to have a "personal interest" in this matter. Under the Companies Law, a "personal interest" of a shareholder (i) includes a personal interest of any members of the shareholder’s family (or spouses thereof) or a personal interest of an entity with respect to which the shareholder (or such family member) serves as a director or chief executive officer, owns at least 5% of its outstanding share capital or voting power or has the right to appoint a director or chief executive officer, and (ii) excludes an interest arising solely from the ownership of our Ordinary Shares.

Since it is highly unlikely that any of our public shareholders has a personal interest in this matter and to avoid confusion in the voting and tabulation processes, the enclosed form of proxy includes a certification that you do not have a personal interest in this proposal. If you have a personal interest, please contact the Company's CFO, at +972-777745060 for instructions on how to vote your Ordinary Shares and indicate that you have a personal interest or, if you hold your Ordinary Shares in "street name", you may also contact the representative managing your account, who would then contact us on your behalf.

The Board of Directors recommends a vote FOR approval of the foregoing resolution

        ITEM 3 – APPROVAL OF AMEDNMENTS TO OUR ARTICLES OF ASSOCIATION

At the Meeting, we will propose to approve several amendments to our Articles of Association, as described below.  If any of the proposed amendments are approved, we will restate our Articles of Association to reflect the approved amendments.

A.	Amendment to allow Issuance of Shares in Uncertificated Form

According to Article 8 of our Articles of Association, our Ordinary Shares are issued as certificates only. In order to enable us to align with the common practice of other companies, we propose to amend our Articles of Association to allow our Board of Directors to determine, from time to time, to issue shares in uncertificated form (or solely in uncertificated form) as well. Accordingly, we propose to amend Article 8 of our Articles of Association as set forth below. The words proposed to be added and/or deleted are highlighted in boldface font and underlined.

Proposed Resolution

It is proposed that at the Meeting, the following resolution will be adopted:

"RESOLVED, that Article 8 of our Articles of Association be amended with the changes marked below:

‘8.           Issuance of Shares ~~Certificates~~; Replacement of Lost Certificates

(a)           ~~Share certificates~~The Company may, if so determined by the Board of Directors from time to time, issue share certificates, in which case such certificates shall be issued under the seal or stamp of the Company and shall bear the signature of one Director, or of any other person or persons authorized thereto by the Board of Directors. The Board of Directors may also determine, from time to time, to issue shares in uncertificated form (or solely in uncertificated form),

(b)           ~~Each~~If the Board of Directors determines to issue share certificates, each holder of shares shall be entitled to one numbered certificate for all the shares of any class registered in his name, and if reasonably requested by such member, to several certificates, each for one or more of such shares.

(c)           ~~A~~If the Board of Directors determines to issue share certificates, a share certificate registered in the names of two or more persons shall be delivered to the person first named in the Registrar of Members in respect of such co-ownership.

(d)           If a share certificate is defaced, lost or destroyed, it may be replaced, upon payment of such fee, and upon the furnishing of such evidence of ownership and such indemnity, as Board of Directors may think fit; provided, however, that the Company shall not be required to issue a replacement share certificate if the Board of Directors has then determined that shares shall be issued solely in uncertificated form.

(e)           The Company may issue bearer shares.’"

B.	Amendment to Allow Notifications of General Meetings to the Shareholders

According to Article 69 of our Articles of Association, notices of the company of a General Meeting, which are published in two (2) daily newspapers in Israel, are deemed to have been duly given on the date of such publication to any member whose address as registered in the Register of Members  (or as designated in writing for the receipt of notices and other documents) is located in the State of Israel, and notices which are published in one (1) daily newspaper in the United States are deemed to have been duly given on the date of such publication to any member whose address as registered in the Registrar of Members (or as designated in writing for the receipt of notices and other documents) is located outside the State of Israel.

According to the Companies Law, we are exempt from publishing notices of General Meetings in Israeli newspapers, and we may publish such notices however we may chose, in addition to publishing them on our website.

We propose to amend our Articles of Association to allow the publication of notices of General Meetings, either (1) on our website and/or (2) in one international wire service and/or (3)  in any other common form of electronic dissemination, such publication being deemed to have been duly given on the date of such publication, to any shareholder of our company.

Accordingly, we propose to amend Article 69 of our Articles of Association as set forth below. The words proposed to be added and/or deleted are highlighted in boldface font and underlined.

Proposed Resolution

It is proposed that at the Meeting, the following resolution will be adopted:

“RESOLVED, that Article 69 of our Articles of Association be amended with the changes marked below:

‘69.           Notices

(a)           Any written notice or other document may be served by the Company upon any shareholder either personally, or by facsimile transmission, or by sending it by prepaid mail (airmail or overnight air courier if sent to an address on a different continent from the place of mailing) addressed to such shareholder at his address as described in the Register of Members or such other address as he may have designated in writing for the receipt of notices and other documents.  Any written notice or other document may be served by any shareholder upon the Company by tendering the same in person to the Secretary or the General Manager of the Company at the principal office of the Company, or by facsimile transmission, or by sending it by prepaid registered mail (airmail or overnight air courier if posted outside Israel) to the Company at its Registered Address.  Any such notice or other document shall be deemed to have been served (i) in the case of mailing, two (2) business days after it has been posted (seven (7) business days if sent internationally), or when actually received by the addressee if sooner than two (2) days or seven (7)  days, as the case may be, after it has been posted; (ii) in the case of overnight air courier, on the third (3rd) business day following the day sent, with receipt confirmed by the courier, or when actually received by the addressee if sooner than three (3) business days after it has been sent; (iii) in the case of personal delivery, on the date such notice was actually tendered in person to such shareholder (or to the Secretary or the General Manager); (iv) in the case of facsimile transmission, on the date on which the sender receives automatic electronic confirmation by the recipient’s facsimile machine that such notice was received by the addressee. The mailing or publication date and the date of the meeting shall be counted as part of the days comprising any notice period.   If a notice is, in fact, received by the addressee, it shall be deemed to have been duly served, when received, notwithstanding that it was defectively addressed or failed, in some respect, to comply with the provisions of this Article 69(a).

(b)           All notices to be given to the shareholders shall, with respect to any share to which persons are jointly entitled, be given to whichever of such persons is named first in the Register of Members, and any notice so given shall be sufficient notice to the holders of such share.

(c)           Any shareholder whose address is not described in the Register of Members, and who shall not have designated in writing an address for the receipt of notices, shall not be entitled to receive any notice from the Company.

(d)           Notwithstanding anything to the contrary herein, notice by the Company of a General Meeting which is published either (1) on the Company’s website and/or (2) in one international wire service and/or (3) in any other common form of electronic dissemination, shall be deemed to have been duly given on the date of such publication to any shareholder of the Company. ~~in two (2) daily newspapers in the State of Israel, if at all, shall be deemed to have been duly given on the date of such publication to any shareholder whose address as registered in the Register of Members (or as designated in writing for the receipt of notices and other documents) is located in the State of Israel.~~

~~Notwithstanding anything to the contrary herein, notice by the Company of a General Meeting which is published in one (1) daily newspaper in the United States shall be deemed to have been duly given on the date of such publication to any member whose address as registered in the Registrar of Members (or as designated in writing for the receipt of notices and other documents) is located outside the State of Israel.~~

Required Approval

The affirmative vote of the holders of a majority of the voting power in our company present, in person or by proxy, and voting on the matter is required for the approval of the proposed resolutions under "A" and "B" in this matter.

The Board of Directors recommends a vote FOR approval of the proposed resolutions.

ITEM 4 – OTHER BUSINESS

Management knows of no other business to be transacted at the Meeting, other than as set forth in the Notice of Extraordinary General Meeting.  However, if any other matters are properly presented to the Meeting, the persons named in the enclosed form of proxy will vote upon such matters in accordance with their best judgment.

By Order of the Board of Directors, Zohar Zisapel Chairman of the Board of Directors

Dated: December 4, 2013

APPENDIX A

COMPENSATION POLICY

RADCOM LTD.
Compensation Policy for Executive Officers and Directors
As Approved by the Shareholders on [ ____ ], 2013

A.	Overview and Objectives

1.	Introduction

The purpose of this document is to describe the overall compensation strategy of RADCOM Ltd. ("RADCOM" or the "Company") for its Executive Officers and Directors, and to provide guidelines for setting compensation of its Executive Officers and Directors (this "Compensation Policy" or "Policy"), in accordance with the requirements of the Companies Law, 1999 (the "Companies Law").

Compensation is a key component of RADCOM’s overall human capital strategy to attract, retain, reward, and motivate highly skilled individuals who will enhance RADCOM's value and otherwise assist RADCOM to reach its business and financial long term goals. Accordingly, the structure of this Policy is established to tie the compensation for each Executive Officer to RADCOM's goals and performance.

For purposes of this Policy, “Executive Officers” shall mean "Office Holders" as such term is defined in the Companies Law, excluding, unless otherwise expressly indicated herein, RADCOM's Directors.

Under no event shall the Company be deemed by this Policy, as being obligated to provide and/or grant any compensation component mentioned hereunder, to any of its Executive Officers and/or non-employee Directors; this Policy shall apply to compensation agreements and arrangements which will be approved after the date on which this Compensation Policy is approved by the shareholders of RADCOM.

The Compensation Committee and the Board of Directors of RADCOM shall review and reassess the adequacy of this Policy from time to time, as required by the Companies Law.

2.	Objectives

RADCOM's objectives and goals in setting this Compensation Policy are to attract, motivate and retain highly skilled and experienced personnel who will provide leadership for RADCOM's success and enhance shareholder value, while supporting a performance culture that is based on merit, and differentiates and rewards excellent performance in the long term, and recognizes RADCOM's values. To that end, this Policy is designed, among others:

2.1.	To closely align the interests of the Directors and Executive Officers with those of Company’s stockholders in order to enhance stockholder value;

2.2.	To provide the Executive Officers with a structured and balanced compensation package, including competitive salaries and benefits, performance-motivating cash and equity incentive programs; and

2.3.	To provide appropriate awards for superior individual and corporate performance.

3.	Compensation structure and instruments

3.1.	Compensation instruments under this Compensation Policy may include the following:

3.1.1.	Base salary;

3.1.2.	Benefits and perquisites;

3.1.3.	Cash bonuses;

3.1.4.	Equity based compensation; and

3.1.5.	Retirement and termination of service arrangements.

4.	Overall compensation - Ratio between fixed and variable compensation

4.1.
This Policy aims to balance the mix of Fixed Compensation (base salary, benefits and perquisites) and Variable Compensation (cash bonuses and equity based compensation) in order to, among other things, appropriately incentivize Executive Officers to meet Company's goals while considering Company's management of business risks;

4.2.	In light of the foregoing, the table below reflects the ratio between Fixed and Variable Compensation permitted under this Policy (per annum basis):

	Range for % of fixed compensation out of the total compensation	Range for % of variable compensation out of the total compensation (*)
CEO	20% - 100%	0%-80%
Non Sales Executives	25% - 100%	0%-75%
Sales Executives	15% - 100%	0%-85%

(*) Variable compensation includes annual bonuses and equity compensation. The variable component in regard of the equity compensation reflects the value at the date of grant.

5.	Inter-Company Compensation Ratio

5.1.
In the process of composing this Policy, RADCOM has examined the ratio between overall compensation of the Executive Officers and the average and median salary of the other employees of RADCOM (including employee-contractors and agency contractors, if any) (the "Ratio").

5.2.
The possible ramifications of the Ratio on the work environment in RADCOM were examined in order to ensure that levels of executive compensation, as compared to the overall workforce will not have a negative impact on work relations in RADCOM.

5.3.
The following is the current compensation Ratio: overall compensation of each executive, including the CEO, is not more than 6 times the average (and median) of the overall compensation of the other employees.

B.   Base Salary, Benefits and Perquisites

6.	Base Salary

6.1.
The base salary varies between Executive Officers, and is individually determined according to the past performance, educational background, prior business experience, qualifications, role and the business responsibilities of the Executive Officer.

6.2.
Since a competitive base salary is essential to Company’s ability to attract and retain highly skilled professionals, RADCOM will seek to establish a base salary that is competitive with the base salaries paid to Executive Officers of a peer group of companies, while considering, among others, RADCOM's size and field of operation. To that end, RADCOM shall utilize as a reference comparative market data and practices.

7.	Benefits and Perquisites

7.1.	The following benefits and perquisites may be granted to the Executive Officers in order, among other things, to comply with legal requirements:

7.1.1.	Vacation of up to 28 days per annum;

7.1.2.	Sick days of up to 30 days per annum;

7.1.3.	Convalescence pay according to applicable law;

7.1.4.	Monthly remuneration for a study fund, as allowed by applicable law and with reference to the practice in peer group companies;

7.1.5.	Company shall contribute on behalf of the Executive Officer to an insurance policy or a pension fund, as allowed by applicable law and with reference to the practice in peer group companies;

7.1.6.	Company shall contribute on behalf of the Executive Officer towards work disability insurance, as allowed by applicable law and with reference to the practice in peer group companies; and

7.1.7.	Company shall sponsor Private Health Insurance for the Executive Officer, in accordance with the Company’s policy and agreement with the insurance company.

7.2.
Company may offer additional benefits and perquisites to the Executive Officers, which will be comparable to customary market practices, such as: company cellular phone benefits; company car benefits; refund of business travel including per diem when traveling and other business related expenses, insurances, etc.; provided however, that such additional benefits and perquisites shall be determined in accordance with Company's policies and procedures.

C.   Cash Bonuses

8.	The Objective

8.1.
Compensation in the form of cash bonus(es) is an important element in aligning Executive Officers' compensation with Company's objectives and business goals in the long-term, such that both individual performance and overall company success are rewarded.

8.2.
Company's policy is to allow annual cash bonuses, which may be awarded to the Executive Officers upon the attainment of pre-set periodical objectives and personal targets, pursuant to distinguishable terms for three Executive Officers' populations, as reflected in Section 9 below.

8.3.
The performance targets payable to each Executive Officer (other than the CEO) shall be presented and recommended by Company’s Chief Executive Officer and reviewed and approved by the Compensation Committee and the Board of Directors.

Examples of performance targets that may be considered include:

•	financial results;
•	sales results;
•	efficiency metrics;
•	internal and external customer satisfaction;
•	enterprise value;
•	execution of specific projects; and
•	attainment of milestones.

9.	The Formula

CEO

9.1.	The annual bonus of the CEO will be based on 3 components, as further set out below: measureable results of the Company, special activities and qualitative, non-measureable criteria.

9.2.
30-80% of the annual bonus will be based on the measurable results of the Company, as compared to RADCOM's budget and work plan for the relevant year. Such measurable criteria will be determined at the commencement of each fiscal year (or start of employment, as applicable), and may include (but is not limited to) any one or more of the following criteria: profit, revenue, booking, enterprise value etc.

9.3.
0-60% of the annual bonus may be based on specific KPIs with regard to special activities, which include the following: mergers and acquisitions, fund raising and cost reduction targets. Such bonus will be based on measurable criteria which will be determined at the commencement of each fiscal year (or start of employment, as applicable).

9.4.
A non-material portion of up to 20% of the CEO’s annual bonus may be based on qualitative, non-measureable criteria, according to the discretion of the Compensation Committee and the Board of Directors Consideration.

9.5.	The annual bonus will not exceed the amount of 2.5 annual base salaries of the CEO.

Non-Sales Executive Officers

9.6.
The annual bonus of a non-sales Executive Officer may be based on 3 components, as further set out below: achievement and performance of individual measurable key performance indicators, measureable results of the Company and qualitative, non-measureable criteria.

9.7.
40%-60% of the annual bonus will be based on the achievement and performance of the individual measurable key performance indicators (KPIs) specified in Section 8.3, as determined at the commencement of each fiscal year (or start of employment, as applicable).

9.8.
40%-60% will be based on the measurable results of the Company, such as (but not limited to) profit, revenue, booking, etc., as compared to RADCOM's budget and work plan for the relevant year. Such measurable criteria will be determined at the commencement of each fiscal year (or start of employment, as applicable).

9.9.
Another non-material component of up to 20% of the annual variable compensation of the Executive Officer may be based on qualitative, non-measureable criteria, according to the discretion of the Compensation Committee and the Board of Directors.

9.10.	The annual bonus for the Non-Sales Executive Officers will not exceed the amount of 0.75 of their annual salary.

Sales Executive Officers

9.11.
The annual bonus of a sales Executive Officer, may be based on 4 components, as further set out below: targets of the individual and/or his/her team or division; Company’s performance; individual measurable key performance indicators (KPIs) specified in Section 8.3 above; and qualitative, non-measureable criteria.

9.12.
40-100% of the annual bonus will be calculated based upon measureable targets of the individual and/or his/her team or division, such as bookings, collection, revenue, gross profit and/or profit, as compared to RADCOM's budget and work plan for the relevant year. Such measurable targets will be determined at the commencement of each fiscal year (or start of employment, as applicable).

9.13.
0-20% of the annual bonus will be based on the measurable results of the Company, such as (but not limited to) profit, revenue, booking, etc., as compared to RADCOM's budget and work plan for the relevant year. Such measurable criteria will be determined at the commencement of each fiscal year (or start of employment, as applicable).

9.14.
0-20% of the annual bonus, will be calculated based upon the achievement and performance of the individual measurable key performance indicators (KPIs) specified in Section 8.3, as determined at the commencement of each fiscal year (or start of employment, as applicable).

9.15.
Another non-material component of up to 20% of the annual variable compensation of the Executive Officer may be based on qualitative, non-measureable criteria, according to the discretion of the Compensation Committee and the Board of Directors.

9.16.	The annual bonus for sales Executives Officers shall not exceed the amount of 2.5 annual salaries of the sales Executive Officers.

10.	Compensation Recovery ("Clawback")

10.1.
In the event of an accounting restatement, RADCOM shall be entitled to recover from Executive Officers bonus compensation in the amount of the excess over what would have been paid under the accounting restatement, with a two-year look-back. The compensation recovery will not apply to former Executive Officers of RADCOM.

10.2.	Notwithstanding the aforesaid, the compensation recovery will not be triggered in the event of a financial restatement required due to changes in the applicable financial reporting standards.

10.3.	Nothing in this Section 10.3 derogates from any other "clawback" or similar provisions regarding disgorging of profits imposed on Executive Officers by virtue of applicable securities laws.

D.     Equity Based Compensation

11.	The Objective

11.1.
The equity based compensation for RADCOM's Directors and Executive Officers is designed in a manner consistent with the underlying objectives in determining the base salary and the annual bonus, with its main objectives being to enhance the alignment between the Directors’ and Executive Officers' interests with the long term interests of RADCOM and its shareholders, and to strengthen the retention and the motivation of Directors and Executive Officers in the long term. In addition, since equity based awards are to be usually structured to vest over a long term, their incentive value to recipients is aligned with longer-term strategic plans.

11.2.
The equity based compensation offered by RADCOM is intended to be in a form of stock options and/or other equity forms, such as RSUs, in accordance with the Company’s equity compensation policies and programs in place from time to time.

12.	General guidelines for the grant of awards

12.1.
The equity based compensation shall be granted from time to time and be individually determined and awarded according to the performance, educational background, prior business experience, qualifications, role and the personal responsibilities of the Executive Officer

12.2.	As a general policy, equity based compensation for RADCOM's Executive Officers shall fully vest over a period of between 1 to 4 years.

12.3.
The fair market value of the equity based compensation for the Executive Officers will be determined according to acceptable valuation practices at the time of grant. Such fair market value, as examined at the time of grant as aforesaid, shall not exceed the amount of 2 annual salaries per year of vesting on a linear basis.

13.	Acceleration and exercise of awards

13.1.	The Board may, following approval by the Compensation Committee, extend the period of time for which an award is to remain exercisable.

13.2.
The Board may, following approval by the Compensation Committee, make provisions with respect to the acceleration of the vesting period of any Executive Officer's awards, including, without limitation, in connection with a corporate transaction involving a change of control.

E. Retirement and Termination of Service Arrangements

14.	Advance notice

RADCOM may provide an Executive Officer a prior notice of termination of up to 6 months, during which the Executive Officer may be entitled to all of the compensation elements, and to the continuation of vesting of his options. During the advance notice period the Executive Officer may be required to continue providing services to RADCOM.

15.	Transition period

RADCOM may provide an additional transition period during which the Executive Officer will be entitled to up to an additional 3 months of continued base salary, benefits and perquisites beyond the Advance Notice period described above. Additionally, the Board may, following approval by the Compensation Committee, approve to continue the vesting and/or the exercise eligibility of such Executive Officer's options during such transition period. The transition period shall be conditioned on terms of service of at least 2 years, on the employment relationship not being terminated with the Executive Officer for cause, and will be determined based on some or all of the following considerations: the period of service or employment of the Executive Officer (subject to as mentioned above, terms of service not being less than 2 years), service or employment terms during the Executive Officer's service or employment period, RADCOM's performance during such period, Executive Officer's contribution to the achievement of RADCOM's objectives and performance and the particular circumstances of termination of employment or service.

16.	Additional Retirement and Termination Benefits

RADCOM may provide additional retirement and terminations benefits and payments as may be required by applicable law (e.g., mandatory severance pay under Israeli labor laws), or which will be comparable to customary market practices and which in such event, shall not exceed in value the equivalent of 6 monthly base salaries of the Executive Officer.

                F.    Exculpation, Indemnification and Insurance

17.	Exculpation

Except as may be otherwise approved from time to time by the shareholders, RADCOM shall not exempt its Directors and Executive Officers from the duty of care.

18.	Indemnification

RADCOM may indemnify its Directors and Executive Officers to the fullest extent permitted by applicable law, for any liability and expense that may be imposed on the Executive Officer, as provided in the Indemnity Agreement between such individuals and RADCOM, all subject to applicable law.

19.	Insurance

19.1.	RADCOM will provide "Directors and Officers Insurance" (the "Insurance Policy") for its Directors and Executive Officers.

19.2.	The maximum aggregate coverage for the Insurance Policy will be USD 20,000,000, as may be increased or decreased from time to time by the shareholders.

19.3.	The maximum aggregate annual premium will be USD 100,000, as may be increased or decreased from time to time by the shareholders.

                G.     Board of Directors Compensation

20.
The members of Company's board may (and, in the case of external directors, shall) be entitled to remuneration and refund of expenses according to the provisions of the Companies Regulations (Rules on Remuneration and Expenses of Outside Directors), 2000, as amended by the Companies Regulations (Relief for Public Companies Traded in Stock Exchange Outside of Israel), 2000, as such regulations may be amended from time to time.

21.
In addition, the members of Company's Board may be granted equity based compensation which shall fully vest over a period of between 1 to 4 years, and having a fair market value (determined according to acceptable valuation practices at the time of grant) not to exceed, with respect to each director, US$ 200,000 and US$ 500,000 with respect to the Company's chairman per year of vesting, on a linear basis, subject to applicable law and regulations.